Exhibit 99.1

News Release

Intec Pharma to Sponsor Investigator Meeting for Pivotal Phase III Study of Accordion Pill Carbidopa/Levodopa in Advanced Parkinson’s Disease Patients

JERUSALEM (November 9, 2016) – Intec Pharma Ltd. (NASDAQ: NTEC) (TASE: INTP), a clinical-stage biopharmaceutical company focused on developing drugs based on its proprietary Accordion Pill™ platform technology, announces that the Company will be hosting an investigator meeting on November 11-12, 2016 in Barcelona.

The investigator meeting will bring together more than 200 leading Parkinson’s disease clinicians, care providers and clinical research coordinators.

These leading clinicians represent current and prospective clinical trial sites in the pivotal, Phase III clinical trial of the Company’s Accordion Pill Carbidopa/Levodopa (AP-CD/LD), the Accordance Study, for the treatment of the symptoms of Parkinson’s disease (PD) in advanced PD patients.

The Accordance study is a multicenter, randomized, double-blind, double-dummy, parallel, active-controlled Phase III trial in the United States, Europe and Israel. The study is now expected to enroll approximately 328 participants by the fourth quarter of 2017.

"The upcoming investigator meeting has been received with strong interest and we appreciate attendees taking time from their busy schedules to take part in this important two day event. This is one of the official investigators meetings during the phase III study. This meeting is especially timely as it follows on a recent protocol amendment to the Accordance Study in which we reduced the number of subjects from 460 to 328 subjects, without altering the primary endpoint, study objectives or 90% powering of the study. We look forward to what we expect will be an exceptional event centered on advancing AP-CD/LD to the benefit of PD patients worldwide,” stated Zeev Weiss, CEO of Intec Pharma.

About Intec Pharma Ltd.

Intec Pharma Ltd. is a clinical stage biopharmaceutical company focused on developing drugs based on its proprietary Accordion Pill™ platform technology. The Company's Accordion Pill is an oral drug delivery system that is designed to improve the efficacy and safety of existing drugs and drugs in development by utilizing an efficient gastric retention and specific release mechanism. The Company's product pipeline currently includes three product candidates in clinical trial stages: Accordion Pill Carbidopa/Levodopa, or AP-CD/LD, which is being developed for the treatment of Parkinson's disease symptoms in advanced Parkinson's disease patients, currently in Phase III, Accordion Pill Zaleplon, or AP-ZP, which is being developed for the treatment of insomnia, including sleep induction and sleep maintenance, and an Accordion Pill that is being developed for the prevention and treatment of gastroduodenal and small bowel ulcers induced by Nonsteroidal Anti-Inflammatory Drugs. In addition, an Accordion Pill for cannabinoid therapies (AP-CBD/THC) will enter Phase I clinical trial in the first quarter of 2017.

Forward-Looking Statements

This press release contains forward-looking statements about the Company's expectations, beliefs and intentions. Forward-looking statements can be identified by the use of forward-looking words such as "believe," "expect," "intend," "plan," "may," "should," "could," "might," "seek," "target," "will," "project," "forecast," "continue" or "anticipate" or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. These forward-looking statements are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements in this press release are made as of the date of this press release, and the company undertakes no duty to update or revise any such statements, whether as a result of new information, future events or otherwise. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties, many of which are outside of the company’s control. Important factors that could cause actual results, developments and business decisions to differ materially from forward-looking statements are described in the sections titled “Risk Factors” in the company’s filings with the Securities and Exchange Commission, and include the following: the company’s ability to develop and commercialize its product candidates and obtain additional financing necessary therefor; the length, cost and uncertain results of the company’s clinical trials; the potential of adverse side effects or other safety risks that could preclude the approval of the company’s drug candidates; the availability of reimbursement from government authorities and health insurance companies for the company’s products; the impact of product liability lawsuits; and the influence of extensive and costly government regulation.

CONTACT INFORMATION

Zeev Weiss
Chief Executive Officer
(+972) (2) 586-4657
Zeev@intecpharma.com

Anne Marie Fields

Senior Vice President

LHA

212-838-3777

afields@lhai.com

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